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EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
(Unaudited)

	Six Months Ended June 30,		Twelve Months Ended December 31,
	2007(1)	2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$69,173	$77,214	$171,502	$107,300	$84,273	$71,183	$78,634
Add:
Interest expense	138,135	90,930	216,673	125,013	100,018	92,211	95,053

Earnings as adjusted	$207,308	$168,144	$388,175	232,313	$184,291	$163,394	$173,687

Fixed charges:
Interest expense	138,135	90,930	216,673	125,013	100,018	92,211	95,053
Capitalized interest	25,372	26,308	51,808	39,111	23,572	26,854	32,377

Total fixed charges	$163,507	$117,238	$268,481	$164,124	$123,590	$119,065	$127,430

Ratio of earnings to fixed charges	1.3	1.4	1.4	1.4	1.5	1.4	1.4

(1)
Net earnings from discontinued operations have been reclassified for all periods presented.

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  EXHIBIT 12.1